UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                           DECORATOR INDUSTRIES, INC.
                                (Name of Issuer)

                         COMMON STOCK - $0.20 PAR VALUE
                         (Title of Class of Securities)

                                    24631207
                                 (CUSIP Number)

                                DECEMBER 31, 2002
             (Date of Event Which Requires Filing of This Statement)



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

                                  SCHEDULE 13G

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CUSIP NO. 24631207                                          PAGE 2 OF 9 PAGES
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1.                NAME  OF  REPORTING  PERSON
                  Robert  E.  Robotti
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
3.                SEC  USE  ONLY

--------------------------------------------------------------------------------
4.                CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                  United States

--------------------------------------------------------------------------------
              5.  SOLE VOTING POWER
                  4,765
NUMBER OF     ------------------------------------------------------------------
SHARES        6.  SHARED VOTING POWER
BENEFICIALLY      350,363
OWNED BY      ------------------------------------------------------------------
EACH          7.  SOLE DISPOSITIVE POWER
REPORTING         4,765
PERSON WITH   ------------------------------------------------------------------
              8.  SHARED DISPOSITIVE POWER
                  350,363
--------------------------------------------------------------------------------
9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
                  350,363
--------------------------------------------------------------------------------
10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES* [ ]
--------------------------------------------------------------------------------
11.               PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
                  12.6%
--------------------------------------------------------------------------------
12.               TYPE  OF  REPORTING  PERSON*

                  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP NO. 24631207                                             PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
1.                NAME  OF  REPORTING  PERSON
                  Robotti  &  Company,  Incorporated
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 11-2627501
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
3.                SEC  USE  ONLY

--------------------------------------------------------------------------------
4.                CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

                  New York
--------------------------------------------------------------------------------
              5.  SOLE VOTING POWER
                  -0-
NUMBER OF     ------------------------------------------------------------------
SHARES        6.  SHARED VOTING POWER
BENEFICIALLY      287,080
OWNED BY      ------------------------------------------------------------------
EACH          7.  SOLE DISPOSITIVE POWER
REPORTING         -0-
PERSON WITH   ------------------------------------------------------------------
              8.  SHARED DISPOSITIVE POWER
                  287,080
--------------------------------------------------------------------------------
9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
                  287,080
--------------------------------------------------------------------------------
10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES* [ ]
--------------------------------------------------------------------------------
11.               PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
                  10.7%
--------------------------------------------------------------------------------
12.               TYPE  OF  REPORTING  PERSON*

                  CO, BD, IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP NO. 24631207                                             PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
1.                NAME  OF  REPORTING  PERSON
                  The  Ravenswood  Investment  Company,  L.P.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 11-2474002
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
3.                SEC  USE  ONLY

--------------------------------------------------------------------------------
4.                CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                  New York

--------------------------------------------------------------------------------
              5.  SOLE VOTING POWER
                  -0-
NUMBER OF     ------------------------------------------------------------------
SHARES        6.  SHARED VOTING POWER
BENEFICIALLY      58,518
OWNED BY      ------------------------------------------------------------------
EACH          7.  SOLE DISPOSITIVE POWER
REPORTING         -0-
PERSON WITH   ------------------------------------------------------------------
              8.  SHARED DISPOSITIVE POWER
                  58,518
--------------------------------------------------------------------------------
9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
                  58,518
--------------------------------------------------------------------------------
10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES* [ ]
--------------------------------------------------------------------------------
11.               PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
                  2.1%
--------------------------------------------------------------------------------
12.               TYPE  OF  REPORTING  PERSON*

                  PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

ITEM 1(A).     NAME OF ISSUER.

               Decorator Industries, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               10011 Pines Boulevard, Suite #201
               Pembroke Pines, Florida 33024

ITEM 2(A).     NAME OF PERSONS FILING:

               This statement is filed by:

               (i) Robert E. Robotti, a United States citizen ("Robotti"); and

               (ii) Robotti & Company, Incorporated, a New York corporation
                    ("Robotti & Company"); and

               (iii) The Ravenswood Investment Company, L.P., a New York limited partnership ("Ravenswood")

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               c/o Robotti & Company, Incorporated
                   52 Vanderbilt Avenue, Suite 503
                   New York, New York 10017

ITEM 2(C).     CITIZENSHIP:

               See Item 2(a)

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock - par value $0.20 per share

ITEM 2(E).     CUSIP NUMBER:

               24631207


                                Page 5 of 9 Pages

                                  SCHEDULE 13G

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [X] Broker or dealer registered under Section 15 of the Exchange Act.

          (b) [ ] Bank as defined in Section 3 (a)(6) of the Exchange Act.

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e) [X] An investment adviser in accordance with Rule 13d-1
          (b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) [ ] Group, in accordance with Rule 13d-1 (b) (1)(ii)(J)

ITEM 4.   OWNERSHIP:


          (a) Robert E. Robotti shares beneficial ownership of 345,598 shares of the Security through the following:

               - his ownership of Robotti & Company, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment advisor in accordance with Rule 13d-1 (b)(1)(ii)(E), by virtue of the investment discretion Robotti & Company has over the accounts of its brokerage customers and advisory clients, which hold an aggregate of 287,080 shares of the Security; and


                                Page 6 of 9 Pages

                                  SCHEDULE 13G

               - his position as the Managing Member of Ravenswood Management Company, L.L.C, which serves as the General Partner of Ravenswood, which owns 58,518 shares of the Security.

          (b)  The amount of shares of the Security beneficially owned by Robert
               E. Robotti is 12.6% of the total outstanding shares of 2,787,817 common stock as per the Issuer's most recent 10-Q dated November 12, 2002.

          (c) (i) Mr. Robotti has the sole power to vote or the direct the vote of 4,765 shares of the Security, which is held in his brokerage account.

               (ii) Mr. Robotti also shares the power to vote or direct the vote of the shares of the Security as follows:

               - he shares with Robotti & Company and its brokerage customers and advisory clients the power to vote or direct the vote of 287,080 shares of the Security; and
               - he shares with the other Managing Member of Ravenswood Management Company, L.L.C., which serves as the General Partner of Ravenswood the power to vote or direct the vote of 58,518 shares of the Security.

               (iii) Mr. Robotti has the sole power to dispose or to direct the disposition of 4,765 shares of the Security, which he holds in his brokerage account.

               (iv) Mr. Robotti also shares the power to dispose or to direct the disposition of the shares of the Security as follows:

               - he shares with Robotti & Company the power to dispose or to direct the disposition of 287,080 shares of the Security; and
               - he shares with the other Managing Member of Ravenswood Management Company, L.L.C., which serves as the General Partner of Ravenswood the power to dispose or to direct the disposition of 58,518 shares of the Security.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable

                                Page 7 of 9 Pages

                                  SCHEDULE 13G

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
          PERSON:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10.  CERTIFICATIONS:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 8 of 9 Pages

                                  SCHEDULE 13G

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2002



                                       By:  /s/ Robert E. Robotti
                                           -------------------------------------
                                           Name: Robert E. Robotti



                                       Robotti & Company, Incorporated


                                       By:  /s/ Robert E. Robotti
                                           -------------------------------------
                                           Name: Robert E. Robotti
                                           Title: President and Treasurer



                                       The Ravenswood Investment Company, L.P.


                                       By: Ravenswood Management Company, L.L.C.
                                           -------------------------------------
                                           General Partner of
                                           Ravenswood Investment Company, L.L.C.


                                       By:  /s/ Robert E. Robotti
                                           -------------------------------------
                                           Robert E. Robotti
                                           Title:  General Partner


                                Page 9 of 9 Pages
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